FRONTIER COMMUNICATIONS PARENT, INC.

1919 McKinney Avenue

Dallas, TX 75201

June 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Conlon Danberg and Sebastian Gomez Abero

Re:	Frontier Communications Parent, Inc.
Current Report on Form 8-K filed April 18, 2024
File No. 001-11001

Dear Messrs. Danberg and Gomez Abero:

We are submitting this letter on behalf of Frontier Communications Parent, Inc. (the “Company”) in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 4, 2024, with regards to the Company’s Current Report on Form 8-K filed with the Commission on April 18, 2024 (the “Form 8-K”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italics, followed in each case by the Company’s response. The heading referenced corresponds to the heading in Form 8-K.

Item 1.05 Material Cybersecurity Incidents

1.

We note the statement that you experienced a cybersecurity incident that resulted in an operational disruption that “could be considered material.” Item 1.05 was added to Form 8-K to require the disclosure of a cybersecurity incident “that is determined by the registrant to be material.” Please advise us as to why you determined to file under Item 1.05 of Form 8-K given this statement.

Response to Comment 1:

Upon detecting that a third party had gained unauthorized access to portions of the Company’s information technology environment, the Company expeditiously assessed the impact of the incident with third-party advisors pursuant to the Company’s previously established cyber incident response protocols. In light of the containment measures, which included shutting down certain of the Company’s systems, and understanding the importance of prompt disclosure, the Company determined that it was appropriate to file a Current Report on Form 8-K to disclose the incident under Item 1.05. The Company is aware of the statement issued by Erik Gerding, Director, Division of Corporation Finance of the Commission, on May 21, 2024, which was subsequent to the filing of the Company’s Current Report on Form 8-K, clarifying the Staff’s position with respect to the use of Item 1.05 and Item 8.01 to report cybersecurity incidents and will incorporate the guidance contained therein in its assessment of disclosure related to any future cybersecurity incidents.

2.

Please expand your disclosure to describe any known material impact(s) the incident has had and any material impact(s) that are likely to continue. In considering material impacts, please describe all material impacts. For example, please consider potential impacts on vendor or customer relationships and potential competitive or reputational harm, not just the impact to your financial condition or results of operations.

Response to Comment 2:

The Company has completed its investigation of the unauthorized access to portions of its information technology environment and confirms that the disclosure in the above-referenced Current Report on Form 8-K was accurate and that there are no material impacts from the incident to disclose. To the extent that, in the future, the Company determines there are material impacts from this, or any future, incident, the Company will report such impacts on a Current Report on Form 8-K or an amendment to such a report, as applicable.

Please do not hesitate to contact me at (203) 240-5424 or William J. Michener of Ropes & Gray LLP, the Company’s counsel, at (617) 951-7247, if you have any questions.

Sincerely,

/s/ Mark D. Nielsen
Mark D. Nielsen
Chief Legal & Regulatory Officer

cc:	William J. Michener (Ropes & Gray LLP)

Anne Meyer (Frontier Communications Parent, Inc.)